UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-38264

Four Seasons Education (Cayman) Inc.

Room1301, Zi’an Building, 309 Yuyuan Road, Jing’an District, Shanghai

PRC 200040

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F☑	Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and per share data)

	As of
	February 28,	August 31,	August 31,
	2022	2022	2022
	RMB	RMB	USD
Current assets
Cash and cash equivalents	262,429	328,276	47,652
Accounts receivable and contract assets, net	2,037	1,055	153
Other receivables, deposits and other assets, net	11,979	7,349	1,067
Amounts due from related parties, net	3,534	7,615	1,105
Short-term investments	89,544	15,806	2,294
Long-term investment under fair value - current	156,459	16,923	2,457
Total current assets	525,982	377,024	54,728

Non-current assets
Restricted cash	10,273	9,538	1,385
Property and equipment, net	8,643	9,580	1,391
Operating lease right-of-use assets	35,482	37,116	5,388
Intangible assets, net	3,265	2,871	417
Deferred tax assets	869	1,395	202
Long-term investment, net	14,000	27,500	3,992
Long-term investment under fair value - non-current	-	146,684	21,292
Other non-current assets	4,019	1,918	278
Total non-current assets	76,551	236,602	34,345
TOTAL ASSETS	602,533	613,626	89,073

Current liabilities
Amounts due to related parties	883	583	85
Accrued expenses and other current liabilities	68,289	64,918	9,423
Operating lease liabilities - current	3,185	4,525	657
Income taxes payable	14,722	14,708	2,135
Deferred Revenue	6,492	6,677	969
Total current liabilities	93,571	91,411	13,269

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and per share data)

	As of
	February 28,	August 31,	August 31,
	2022	2022	2022
	RMB	RMB	USD
Non-current liabilities
Deferred tax liabilities	725	571	83
Operating lease liabilities – non-current	5,743	6,672	969
Total non-current liabilities	6,468	7,243	1,052
TOTAL LIABILITIES	100,039	98,654	14,321

EQUITY
Total equity	502,494	514,972	74,752
TOTAL LIABILITIES AND EQUITY	602,533	613,626	89,073

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share data and per share data)

	Six Months Ended August 31,
	2021	2022	2022
	RMB	RMB	USD
Revenue
-- Revenue from third parties	178,378	9,899	1,437
-- Revenue from related parties	238	3,917	569
Total revenue	178,616	13,816	2,006
Cost of revenue	(111,169)	(10,258)	(1,489)
Gross profit	67,447	3,558	517

General and administrative expenses	(53,064)	(26,343)	(3,824)
Sales and marketing expenses	(17,649)	(2,526)	(367)
Impairment loss on intangible assets and goodwill	(44,562)	-	-
Impairment loss on other long-lived assets	(7,871)	-	-
Operating loss	(55,699)	(25,311)	(3,674)

Subsidy income	1,894	1,238	180
Interest income, net	2,020	377	55
Other income/(expenses), net	1,177	(799)	(116)
Loss before income taxes and loss from equity method investments	(50,608)	(24,495)	(3,555)

Income tax (expense)/benefit	(2,121)	642	93
Loss from equity method investments	(36,499)	-	-

Net loss	(89,228)	(23,853)	(3,462)
Less: Net loss attributable to non-controlling interest	(467)	(1,940)	(282)
Net loss attributable to Four Seasons Education (Cayman) Inc.	(88,761)	(21,913)	(3,180)

Net loss per ordinary share:
Basic	(3.84)	(1.03)	(0.15)
Diluted	(3.84)	(1.03)	(0.15)

Weighted average shares used in calculating net loss per ordinary share:
Basic	23,131,195	21,238,806	21,238,806
Diluted	23,131,195	21,238,806	21,238,806

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(in thousands, except share data and per share data)

	Six Months Ended August 31,
	2021	2022	2022
	RMB	RMB	USD
Net loss	(89,228)	(23,853)	(3,462)
Other comprehensive (loss) income, net of tax of nil
Foreign currency translation adjustments	(251)	34,317	4,981
Comprehensive (loss) income	(89,479)	10,464	1,519
Less: Comprehensive loss attributable to non-controlling interest	(467)	(1,940)	(282)
Comprehensive (loss) income attributable to Four Seasons Education (Cayman) Inc.	(89,012)	12,404	1,801

Recent Development

Share Repurchase Program

On November 18, 2022, the board of directors of Four Seasons Education (the “Company”) approved a share repurchase program (the “Program”) whereby the Company is authorized to repurchase its own ordinary shares in the form of American depositary shares ("ADSs") with an aggregate value of up to US$5 million over the next twelve-month period. The Company plans to fund the Program out of its available working capital, existing cash balance or future cash provided by operating activities.

The Company's proposed repurchases under the Program may be made from time to time through various means, including open market purchases and privately negotiated transactions. The per share price cap will be determined from time to time at the discretion of the Chief Executive Officer, as authorized by the Company’s board of directors. The proposed share repurchase may be effected on the open market at prevailing market prices, depending on a number of factors, including, but not limited to, share price, trading volume and general market conditions, along with the Company's working capital requirements, general business conditions and other factors, as well as subject to applicable rules of Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended. The Company's board of directors will review the Program periodically, and may authorize adjustment of its terms and size.

Business Development

Immersive Learning Programs

The Company continued to advance its study camp program, creating an immersive learning experience to meet emerging scenario-based, experiential and interactive learning and training needs from group and individual learners. As set out in China’s 14th Five-Year Tourism Development Plan issued by the State Council on January 20, 2022, study camp products and services are among the high-quality tourism products promoted by the nation’s modern tourism roadmap towards 2025 and beyond. Supported by this national effort, a host of study campgrounds featuring powerful learning resources, a comprehensive curriculum, robust enrichment activities and high-caliber safety measures will be set up across the nation to provide advanced facilities and support for middle- and primary school students’ study camp needs. In addition, China’s central government has mapped out a strategic plan to significantly develop rural tourism, including cultural heritage and agritourism. Select agritourism projects and villages and towns with ethnic cultural characteristics will be incorporated into the development of immersive science centers and agricultural training centers for middle- and primary school students.

The favorable policy landscape and rising demand for high-quality education programs as well as the Company’s strong execution capabilities have all continued to bolster growth momentum in the study camp business. The Company’s first camp, located in Hubei province, commenced trial operations during the past summer season and was well received by customers despite COVID containment measures. Moreover, the Company has made good progress building out its study campground pipeline. Construction of its second camp in Shexian in Anhui province, one of China’s most renowned tourism cities boasting rich historical and cultural heritage, is now complete, and operations will begin in the near future. The Company has also started construction of facilities for its third camp in Wuyuan in Jiangxi province, known as the “most beautiful countryside in China.” The Wuyuan campground will feature more hands-on agricultural practice programs for students to enrich their manual work experience and skills.

Learning Technology and Content Solutions

In its continuous efforts to capture and fulfill the evolving demand in the dynamic education service landscape, the Company has made meaningful strides in creating, developing and launching content solutions tailored to diverse learning scenarios. Leveraging its extensive expertise and resources in the K-12 education market, the Company has developed a wide array of products encompassing course development, a digital learning system, a student management platform and promotional assistance for educational institutions and K-12 schools.

Supported by a holistic approach to developing and iterating high-quality education content, the Company successfully launched a new book series specializing in elementary school mathematics education in September 2022. The publication features a set of printed math tutorials and exercises along with video tutorials to complement students’ academic learning experience, help young learners develop powerful mathematical comprehension skills and improve students’ performance in math. The Company has established a sales team and distribution channel network for this product and is currently conducting R&D for an examination system which will supplement the multimedia content, ultimately delivering a closed-loop learning experience for users.

Enrichment Learning Programs

The Company also continued to offer a broad range of expertly designed enrichment learning programs to enhance young learners’ scientific, cultural and aesthetic literacy. The Company’s enrichment offerings include, among others, calligraphy, art, recitation, bridge, Go, and sudoku. Going forward, the Company will further explore new business opportunities to provide educational services in accordance with relevant rules and regulations.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8890 to US$1.00, the rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on August 31, 2022.

Safe Harbor Statement

This report contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to the PRC regulations and policies in the industry, its goals and strategies, its ability to maintain and increase learner enrollment, the general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. All information provided in this report is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Four Seasons Education (Cayman) Inc.

By:	/s/ Yi Zuo
Name:	Yi Zuo
Title:	Chief Executive Officer

Date: November 18, 2022